October 27, 2017

Valerie Lithotomos

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust” or the “Registrant”)
1933 Act File No. 33-73824
1940 Act File No. 811-8274

Dear Ms. Lithotomos:

I am writing to inform you why we have made a second submission today on behalf of the Registrant pursuant to (i) the Securities Act of 1933, as amended (the “Securities Act”), and Rule 485(a)(2) thereunder, (ii) the Investment Company Act of 1940, as amended (the “1940 Act”), and (iii) Form N-1A and Regulation S-T.

After our first submission this afternoon, it came to our attention that we had inadvertently not updated the Amendment Number under the 1940 Act for that submission. While the Post-Effective Amendment No. 95 under the Securities Act was correct, the Amendment No. 97 was incorrect. The Amendment No. should have been 98.

We have therefore re-submitted the entire filing under Post-Effective Amendment No. 96 and Amendment No. 99.

We are providing you with this explanation to avoid any confusion with respect to why a second filing was submitted.

Very truly yours,

/s/Andrew M. Goldberg

Andrew M. Goldberg

Vice President, Secretary, and Chief Legal Officer, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company